UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On August 25, 2016, Nabriva Therapeutics AG (the “Company”) held its 2016 annual general meeting (“AGM”) of common shareholders. All of the resolutions duly proposed in the Convocation Notice of the AGM, which was previously sent to shareholders, were duly approved at the AGM.

The voting results for each of the resolutions is set forth below.  The details of the resolutions are described in the Convocation Notice of the AGM, an English language translation of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

	For	Against	Abstain	% of votes cast in favor
Resolution 2	1,084,843	24,142	181	97.8%
Resolution 3	1,083,119	24,594	211	97.8%
Resolution 4	1,084,361	24,594	211	97.8%
Resolution 5	1,085,232	23,845	89	97.9%
Resolution 6	1,005,332	103,718	116	90.6%
Resolution 7	1,004,952	103,948	266	90.6%
Resolution 8	1,005,210	103,780	176	90.6%
Resolution 9	1,005,192	103,738	236	90.6%
Resolution 10	1,005,192	103,738	236	90.6%
Resolution 11	1,004,978	103,938	250	90.6%
Resolution 12	1,004,815	104,096	255	90.6%
Resolution 13	1,005,199	103,761	296	90.7%
Resolution 14 (Election of supervisory board nominees)
Axel Bolte	1,108,443	577	146	99.9%
George Talbot	1,084,788	24,232	146	97.8%
Charles A. Rowland, Jr.	1,108,453	567	146	99.9%
Chau Khuong	1,084,768	24,252	146	97.8%
Daniel Burgess	1,108,443	577	146	99.9%
Mark Corrigan	1,084,768	24,252	146	97.8%
Stephen W. Webster	1,108,413	607	146	99.9%

Annual financial statement as of December 31, 2015 prepared in accordance with Austrian generally accepted auditing standards, as well as the management report and the report of the supervisory board in accordance with section 96 Austrian Stock Corporation Act for the business year 2015 (the “Austrian Annual Report”) and additional materials related to the AGM (collectively, the “AGM Materials”) are available on the investor relations section of the Company’s website under “Events and Presentations — Shareholder Information” at http://investors.nabriva.com. The information contained on, or that can be accessed from, the Company’s website is not incorporated by reference into and does not form part of this Form 6-K.

Foreign Private Issuer Status

The Company has determined that, as of June 30, 2016, it no longer qualified as a “foreign private issuer” under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Company made the determination based on the fact that, as of June 30, 2016, more than 50 percent of its outstanding voting securities were directly or indirectly owned of record by residents of the United States and a majority of its executive officers were U.S. citizens or residents.

As a result, beginning January 1, 2017, the Company anticipates that its future annual filings with the SEC will be made on Form 10-K (including its annual report for the year ending December 31, 2016) rather than on Form 20-F. In addition, commencing on January 1, 2017, the Company plans to expand its reporting consistent with that of a domestic U.S. filer, including filing quarterly reports on Form 10-Q and current reports on Form 8-K. The Company will also be subject to SEC rules governing the solicitation of proxies, consents or authorizations in respect of a

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security registered under the Securities Exchange Act of 1934 (the “Exchange Act”); the provisions of Regulation Fair Disclosure, which regulate the selective disclosure of material information; and the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” transactions in the Company’s equity securities.  In addition, beginning January 1, 2017, we will also be subject to the NASDAQ Stock Market listing requirements applicable to domestic U.S. issuers.

The information contained in this Form 6-K, Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

99.1        Convocation Notice of Annual General Meeting dated July19, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: August 29, 2016

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